Exhibit 16

September 27, 2006

BY FACSIMILE

and FEDERAL EXPRESS

Bruce K. Posey, Corporate Secretary

iPass Inc.

3800 Bridge Parkway

Redwood Shores, California 94065

Re:	Inspection of Books and Records

Dear Mr. Posey:

Shamrock Activist Value Fund, L.P. (the “Stockholder”), is the beneficial owner of shares of common stock of iPass Inc., a Delaware corporation (the “Company”), which are held of record by Lehman Brothers, Inc., for the account of Stockholder (see Attachment 1 hereto, which is a true and correct copy of what it purports to be). Pursuant to 8 Del. C. § 220, Stockholder hereby demands to inspect and copy (in person or by attorney or other agent), during the usual hours for business, the following books and records and other documents of the Company (the “Books and Records”):

1.	All reports, memoranda and other materials prepared by the Company or for the benefit of the Company by outside investment banking, consulting or accounting firms in connection with the Company’s merger with GoRemote Internet Communications covering the period from January 1, 2004 through February 14, 2006.

2.	All minutes, notes or other records of meetings of the Company’s Board of Directors or any meeting of any other Company subcommittee or ad hoc committee comprising any directors of the Company relating to the Company’s merger with GoRemote Internet Communications.

3.	All materials prepared for any meeting (or for any participant in any such meeting) described in paragraph (2) hereof of the Board of Directors, a subcommittee or adhoc committee.

4.	All materials prepared by the Company detailing management’s proposed integration plan for the Company’s merger with GoRemote Internet Communications covering the period from October 1, 2004 through September 15, 2006.

The purpose of this demand to inspect the Company’s Books and Records is to investigate possible mismanagement, misrepresentation by management of cost savings associated with the merger with GoRemote, misrepresentation by management of an integration plan with respect to the merger with GoRemote, waste of corporate assets, and lack of due care and appropriate due diligence by the Company’s Directors and senior management when evaluating the proposed merger with GoRemote.

This request is predicated on, among other things, the following:

(i)	The Company’s Chief Executive Officer, Ken Denman, made a presentation to the Credit Suisse First Boston Small/Mid Cap Software Conference on December 15, 2005 that described on Page 4 “immediate cost savings” and stated on Page 8 that “operating and cost saving synergies are substantial” from the proposed merger.

(ii)	During the six month period following the acquisition, Mr. Denman indicated that total iPass operating expenses in the quarter ended June 2006 were approximately equal to the combined operating expenses of iPass and GoRemote in the quarter ended December 2005 prior to the merger (August 8, 2006 Company conference call). The immediate and substantial cost savings indicated by Mr. Denman in his December 2005 presentation noted in (i) above had not materialized by June 30, 2006.

(iii)	Management indications that the merger would be accretive in the first full quarter of combined operations. This did not occur.

(iv)	After completion of the merger, the following suggest that management had a limited integration plan: (i) until our letter to the Company in May 2006, there was no plan to effect the restructuring announced on May 25, 2006, (ii) as of August 2006, the GoRemote web-site directed “dissatisfied iPass customers how to convert to GoRemote services”, and, (iii) shortly after the closing of the transaction, John Thuma, the head of the supposed integration, left the company.

We believe the foregoing indicate either serious iPass mismanagement and director failures or misleading disclosures, or both, and thus warrants our review of the above requested books and records.

Stockholder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded. Please advise David K. Robbins of Bingham McCutchen LLP, 355 South Grand Avenue, Los Angeles, California 90071, (213) 680-6400, within five business days after receipt of this letter, when and where the requested materials will be available for inspection. The undersigned hereby authorizes David K. Robbins of the law firm of Bingham McCutchen LLP and his respective partners, associates, employees and any other persons to be designated by him, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

Very truly yours,

Shamrock Activist Value Fund, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its
managing member

By:	/s/ Michael J. McConnell
Michael J. McConnell
Vice President